UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

COMPANHIA PARANAENSE DE ENERGIA – COPEL

(Name of Subject Company (Issuer))

COMPANHIA PARANAENSE DE ENERGIA – COPEL

(Names of Filing Persons (Issuer))

Preferred Class B Shares of Companhia Paranaense de Energia ‒ Copel, no par value per share (including in the form of American Depositary Shares) (Title of Class of Securities)	N/A 20441B407 (CUSIP Number)

Daniel Pimentel Slaviero

Rua Coronel Dulcídio, 800, 3rd floor – 80420.170 Curitiba, Paraná, Brazil

Tel: +55 41 3331 4011

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With a copy to:

Nicolas Grabar

Cleary, Gottlieb, Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable.	Not applicable.

*                 No filing fee is required because the filing contains only preliminary communications made before the commencement of a tender offer.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to 13e-4.

☒             going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Tender Offer Statement on Schedule TO relates to a possible offer by Companhia Paranaense de Energia ‒ Copel (“Copel” or the “Company”), a corporation (sociedade por ações) organized under the laws of the Federative Republic of Brazil, to convert all or a portion of the Company’s preferred class B shares (the “Shares”), without par value per share, to units, each representing four Shares and one common share of Copel (the “Units”), including Shares held in the form of American Depositary Shares representing such Units.  The attached communications have been made public relating to the possible tender offer.

These materials are neither an offer to purchase nor a solicitation of an offer to sell any securities. Copel has not yet commenced a tender offer for the Shares. If required by applicable law and if the transactions described herein occur, Copel intends to file with the U.S. Securities and Exchange Commission a Tender Offer Statement and related materials on Schedule TO.  Holders of the Shares and American Depositary Receipts representing the Shares are encouraged to read such documents carefully when they become available, and as they may be amended from time to time, before making any decision with respect to the potential offer, because they will contain important information.  If and when filed, such documents will be available free of charge at the website of the U.S. Securities and Exchange Commission — www.sec.gov.  In addition, if and when filed, Copel will provide copies of such documents free of charge to holders of the Shares.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press Release, Minutes of the Two Hundredth and Twelfth Ordinary Board of Directors’ Meeting, Companhia Paranaense de Energia – Copel, held on March 17, 2021 (English translation)